03000197

This Form CB contains 6 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☒

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

RECD S.E.C.
JUN 2 0 2003
1086

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

PROCESSED
JUN 20 2003
THOMSON FINANCIAL

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Statement dated June 19, 2003, released by Olivetti pursuant to Article 41 of CONSOB Regulation no. 11971/1999 relating to the agreement with Borsa Italian S.p.A. on the offer period for the tender offer and to the authorization by CONSOB to the publication of the offer document.

(b) Not applicable

Item 2. Informational Legends

Not applicable.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on June 5, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Olivetti's press release relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to the intention to launch a voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares of Telecom Italia
1.1**	Olivetti's press-release dated June 12, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders.
1.2***	Olivetti's press-release dated June 16, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders.
1.3	Statement dated June 19, 2003, released by Olivetti pursuant to Article 41 of CONSOB Regulation no. 11971/1999 relating to the agreement with Borsa Italian S.p.A. on the offer period for the tender offer and to the authorization by CONSOB to the publication of the offer document.

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 5, 2003.

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 13, 2003.

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 16, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olivetti S.p.A.

By: ______________________

Name: Loris Bisone

Title: General Counsel

Date: June 20 2003

EXHIBIT 1.3

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

The proposed cash tender offer for a portion of the Telecom Italia ordinary shares referred to herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange Act of 1934, as amended.

The proposed cash tender offer for a portion of the Telecom Italia savings shares referred to herein is not being made and will not be made, directly or indirectly, in or into the United States and will not be capable of acceptance, directly or indirectly, in or from the United States or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The offer referred to herein is being made exclusively by means of an offer document and any accompanying and related document.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

OLIVETTI PARTIAL VOLUNTARY PUBLIC TENDER OFFER FOR TELECOM ITALIA TO BEGIN ON 23 JUNE

- offer period agreed with Borsa Italiana will close on 18 July
- CONSOB authorises publication of offer document

Statement released pursuant to article 41 of CONSOB regulation no. 11971/1999

Ivrea, 19 June 2003

Olivetti said that on 18 June 2003 it had received authorisation from CONSOB, the Italian Stock Exchange Commission, to publish the Offer Document concerning the voluntary Public Tender Offer (the "Offer") that the company intends to launch, as previously announced, for a portion of Telecom Italia shares, specifically 908,873,776 ordinary shares (also represented by American Depositary Shares) and 354,560,274 savings shares, at a consideration of Euro 8.010 per ordinary share and Euro 4.820 per savings share, for a total maximum amount of Euro 8,989,059,475.

The Offer **take-up period** has been agreed with Borsa Italiana as required by law, and will run **from 08.30 (Italian time) on 23 June 2003 to 17.40 (Italian time) on 18 July 2003** inclusive, subject to extension.

The Offer is related to the merger by incorporation of Telecom Italia with and into Olivetti, which was approved by the extraordinary shareholders' meetings of the two companies held on 24 and 26 May 2003 respectively.

olivetti
Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220